UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING THE EXHIBIT ANNEXED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (SEC FILE NO. 333-190965), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Stratasys Ltd. (“Stratasys”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), in order to furnish as Exhibit 23.8 to Stratasys’ Registration Statement on Form F-3 (SEC File No. 333-190965) (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K, the “Registration Statement”), the Consent of CohnReznick LLP, independent auditor, to (i) the incorporation by reference into the Registration Statements of their report dated May 6, 2013, with respect to the audited, consolidated financial statements of Cooperation Technology Corporation (the direct parent company of MakerBot Industries, LLC) as of and for the year ended, December 31, 2012 (including the notes thereto), and (ii) their being named as an “expert” in the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 9, 2013	By:	/s/ Erez Simha
Name: Erez Simha
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description
23.8	Consent of CohnReznick LLP, independent auditor of Cooperation Technology Corporation